UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-33982

LIBERTY MEDIA 401(k) SAVINGS PLAN

(Full title of the Plan)

LIBERTY MEDIA CORPORATION

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado 80112

(Address of its principal executive office)

REQUIRED INFORMATION

Page No.
Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Participant Benefits, December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Participant Benefits, Years ended December 31, 2010 and 2009	3

Notes to Financial Statements, December 31, 2010 and 2009	4

Schedule 1 - Schedule H, Line 4i — Schedule of Assets (Held at End of Year), December 31, 2010

Exhibit -

23.1-Consent of KPMG LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN

	By	/s/ Christopher W. Shean
Christopher W. Shean
Member of Plan Committee

June 9, 2011

Report of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Liberty Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Plan as of December 31, 2010 and 2009, and the changes in net assets available for participant benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Liberty Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 9, 2011

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets Available
for Participant Benefits

December 31, 2010 and 2009

	2010	2009
	(amounts in thousands)

Investments, at fair value:
Liberty Capital Stock (note 1)	$19,823	7,115
Liberty Interactive Stock (note 1)	24,690	12,774
Liberty Starz Stock (note 1)	14,727	3,257
DIRECTV Stock Fund (note 1)	—	20,489
Mutual funds (note 1)	133,301	106,279
Brokeragelink accounts (note 1)	6,285	3,692
Total investments	198,826	153,606

Receivables:
Receivable for unsettled stock transactions	63	—
Notes receivable from participants (notes 1 and 2)	2,269	1,659
Total receivables	2,332	1,659

Payable for required refund of excess contributions and earnings thereon	(1,424)	(2,597)
Payable for settlement funds received (note 5)	(772)	—

Net assets available for participant benefits	$198,962	152,668

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available
for Participant Benefits

Years ended December 31, 2010 and 2009

	2010	2009
	(amounts in thousands)
Contributions:
Employer	$10,581	10,725
Participant	13,028	13,757
Rollovers	1,005	1,011
	24,614	25,493

Net investment income:
Net appreciation in fair value of investments	37,314	49,129
Interest and dividend income	2,596	2,091
Other income (note 5)	31	—
	39,941	51,309

Interest on notes receivable from participants	92	89

Total contributions, net investment income and interest on notes receivable from participants	64,647	76,802

Administrative expenses	(247)	(215)
Refund of excess contributions and earnings thereon	(1,424)	(2,597)
Distributions to participants	(16,682)	(8,106)

Increase in net assets available for participant benefits	46,294	65,884

Net assets available for participant benefits:

Beginning of year	152,668	86,784

End of year	$198,962	152,668

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)                                  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the “Liberty Plan”) have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets.  The sponsor of the Liberty Plan is Liberty Media LLC (“Liberty”), a wholly owned subsidiary of Liberty Media Corporation (“Liberty Media”).

Trust Fund Managed by Fidelity Management Trust Company (“Trustee”)

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  The Trustee may invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets.  Additionally, the Liberty Plan is allowed to invest in non-employer securities.

Fair Value Measurements

U.S. generally accepted accounting principles establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

•                  Level 1

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•                  Level 2

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Liberty Plan’s investments that are measured at fair value on a recurring basis based on unadjusted quoted prices in active markets, such as money market funds, mutual funds and equity securities, are classified within Level 1 of the fair value hierarchy as shown in the table below.  Total investments of $198,826,000 and $153,606,000 as of December 31, 2010 and December 31, 2009, respectively, are classified as Level 1 assets.  The fair value of these investments is valued as follows:

•                  Common stock is valued based on the closing price per the primary stock exchange in which it is traded;

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

•                  Mutual funds are valued based on the net asset value of shares held by the Liberty Plan;

•                  The Brokeragelink account consists of publicly traded investments that are selected by participants.  These investments are valued daily based upon quoted prices in active markets or the net asset value of shares held, as applicable, depending on the type of investment held.

	Assets at Fair Value as of December 31, 2010
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value

Total
Common stock	$59,240	—	—	59,240
Mutual funds:
Large Cap Growth	5,641	—	—	5,641
Large Cap Value	9,551	—	—	9,551
Large Cap Blend	14,934	—	—	14,934
Mid Cap Blend	6,079	—	—	6,079
Small Cap Growth	9,886	—	—	9,886
Small Cap Value	7,168	—	—	7,168
Global Stock	17,548	—	—	17,548
Bond Funds	13,819	—	—	13,819
Money Market	14,053	—	—	14,053
Target Retirement Funds	34,622	—	—	34,622
Brokeragelink accounts	6,285	—	—	6,285
Total assets at fair value	$198,826	—	—	198,826

	Assets at Fair Value as of December 31, 2009
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value

Total
Common stock funds	$43,635	—	—	43,635
Mutual funds:
Large Cap Growth	4,391	—	—	4,391
Large Cap Value	7,615	—	—	7,615
Large Cap Blend	11,772	—	—	11,772
Mid Cap Blend	4,588	—	—	4,588
Small Cap Growth	7,233	—	—	7,233
Small Cap Value	4,949	—	—	4,949
Global Stock	15,433	—	—	15,433
Bond Funds	10,623	—	—	10,623
Money Market	12,521	—	—	12,521
Target Retirement Funds	27,151	—	—	27,151
Brokeragelink accounts	3,692	—	—	3,692
Total assets at fair value	$153,606	—	—	153,606

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

Investments

During 2009 and through October 8, 2010, the Liberty Capital Stock Fund, the Liberty Interactive Stock Fund, the Liberty Starz Stock Fund, the DIRECTV Stock Fund and the Discovery Holding Stock Fund were unitized funds that were measured in units rather than shares.  The Liberty Capital Stock Fund consisted mostly of Series A Liberty Capital common stock (“LCAPA”) with an insignificant amount of cash or cash equivalents.  The Liberty Interactive Stock Fund consisted mostly of Series A Liberty Interactive common stock (“LINTA”) with an insignificant amount of cash or cash equivalents.  The Liberty Starz Stock Fund consisted mostly of Series A Liberty Starz common stock (“LSTZA”) with an insignificant amount of cash or cash equivalents.  The DIRECTV Stock Fund consisted mostly of DIRECTV (“DTV”) Series A common stock with an insignificant amount of cash or cash equivalents.  Subsequent to October 8, 2010, the stock funds were converted to actual shares and currently trade in shares of stock rather than unitized shares.

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices at December 31, 2010 and 2009 for those securities having readily available market quotations.

The following closing market prices have been used to value the common stock:

	December 31,
	2010	2009

Series A Liberty Capital common stock	$62.56	$23.88
Series A Liberty Interactive common stock	$15.77	$10.84
Series A Liberty Starz common stock (a)	$66.48	$46.15
Series A DIRECTV common stock (a)	$—	$33.35

(a)                                  See Transactions Impacting Stock Funds below.

Changes in market values after the Liberty Plan’s year end are not reflected in the accompanying financial statements.

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as a distribution based upon the terms of the plan documents.

Transactions Impacting Stock Funds

On November 19, 2009, Liberty Media completed a split off of its wholly owned subsidiary known as Liberty Entertainment, Inc., which resulted in the following transactions involving the Plan:

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

•                  Prior to the split off, the Plan’s investments included the Liberty Entertainment Series A stock Fund, which held shares of Series A Liberty Entertainment common stock (ticker symbol LMDIA), which was a tracking stock that tracked certain of Liberty Media’s entertainment holdings.

•                  As a result of the split off, for each share of LMDIA, shareholders (including the Plan) received 0.90 shares of Liberty Entertainment, Inc. Series A Common Stock (“NEW LEI”) leaving 0.10 shares to remain Series A Liberty Entertainment common stock (LMDIA), and the LMDIA stock was subsequently redesignated Liberty Starz Series A Common Stock (“LSTZA”) which was held in a unitized stock fund in the Plan.

•                  Immediately following the split off, one share of NEW LEI became 1.11111 shares of DTV which was held in a unitized stock fund in the Plan.  No new investments or exchanges into DTV were allowed, but DTV interests could be sold by the Plan participants at any time.

•                  This transaction resulted in market value of LMDIA of $23,515,000 being converted to NEW LEI in the amount of $20,284,000 and to LSTZA in the amount of $3,231,000.  NEW LEI was subsequently converted to DTV in the amount of $20,506,000, as adjusted for unrealized appreciation.

Subsequent to these transactions, and with regard to the Liberty Plan, the Plan Committee directed the Plan Trustee to sell all holdings of DTV shares that were received in the above transaction and remaining in participant accounts by May 17, 2010.  Approximately $19,462,000 of proceeds from the sale of such DTV shares were allocated in accordance with current contribution investment elections on file for each participant.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The Internal Revenue Service (the “IRS”) has determined and informed Liberty by a letter dated June 1, 2005 (the “IRS Determination Letter”), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification.  Although the Plan has been subsequently amended, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Liberty has applied for a new IRS determination letter, but has not yet received it as of the date the financial statements were issued.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

The Plan Administrator believes it is no longer subject to income tax examinations prior to 2007.

Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2010 and 2009.

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay Liberty Plan expenses, except that the fees charged by the Trustee for participant loans are paid by the borrowing participant. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Significant estimates include determination of fair value of investments.  Actual results could differ significantly from those estimates.

(2)                                  Description of the Liberty Plan

The following description of the Liberty Plan is provided for general information purposes only.  Participants should refer to the plan document for more complete information.  The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Liberty Plan is a defined contribution plan sponsored by Liberty, which enables participating employees of Liberty and its qualifying subsidiaries to receive an interest in Liberty Media and to receive benefits upon retirement.  Employees of Liberty and certain 80% or more owned subsidiaries who are at least 18 years of age are eligible to participate in the Liberty Plan either immediately upon hire or, for certain specified employees, after one year of service (as defined in the Liberty Plan document).

Contributions

Subject to the IRS limitations described below, participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation.  Pursuant to the terms of the Liberty Plan, Liberty and its subsidiaries may make matching contributions as follows, as approved by their respective management teams:

% of participant contributions	Maximum match as a % of eligible compensation

100%	10%
50%	4%

All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS.  Employee pre-tax contributions and

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to $16,500 and $49,000, respectively, in 2010 and in 2009.  Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer.  Liberty and its subsidiaries reserve the right to change the matching contribution amounts at any time.

Employer contributions, including both vested and unvested employer contributions, can be invested in any investment in the Liberty Plan, including the brokerage link option, as directed by the participant.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

Participant Accounts

Each participant’s account is credited with (a) the participant’s deferral contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

On September 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (Update).  This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The amendments in the Update are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010.  The Form 5500 will continue to present notes receivable from participants as an investment.

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the prior month to which month the loan was made plus 1%.  The interest rate will be updated monthly on the first day of the following month for any changes to the prime rate that occur during any given month.  Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer.  Loans are secured by the vested balance in the participant’s account.  At December 31, 2010, outstanding loans had interest rates ranging from 4.25% to 9.25% and maturity dates through December 2015.  Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce Liberty’s future matching contributions.  Forfeitures aggregated $400,000 and $290,000 during 2010 and 2009, respectively.  Forfeitures of $241,000 and $202,000 were used to pay Liberty Plan expenses during 2010 and 2009, respectively.  In addition, forfeitures of $153,000 and $325,000 were used to fund employer matching contributions during 2010 and 2009, respectively.  Unused forfeitures aggregated $305,000 and $299,000 at December 31, 2010 and 2009, respectively.

Investment Options

As of December 31, 2010, the Liberty Plan has various investment options including fourteen mutual funds and three common stocks.  The mutual funds include money market, bond and domestic and international stock funds.  The stock funds range from small to large cap funds and include growth and value funds.  The Liberty Plan also provides seven asset allocation funds based on target retirement dates.  In addition, the Liberty Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded stocks and mutual funds not offered directly by the Liberty Plan.  A complete list of investment options can be found on Schedule 1 to this Annual Report on Form 11-K.  Plan participants may change investment options and contribution percentages on a daily basis.

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment.  Distributions and other withdrawals are processed on a daily basis.

Vesting

Participant contributions are always fully vested.  Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage

Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

Employer matching contributions transferred from other plans vest according to the terms specified in the transferor plans.

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA.  The Liberty Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Plan.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

Risks and Uncertainties

The Liberty Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for participant benefits.

The Liberty Plan has concentrations of investments in the Liberty Capital Stock, the Liberty Interactive Stock, the Liberty Starz Stock as of December 31, 2010 and 2009 and the DIRECTV Stock Fund as of December 31, 2009.  Changes in the values of these investment securities could materially impact the net assets available for participant benefits due to these concentrations.

(3)                                  Investments

The fair value of individual investments that represent 5% or more of the Liberty Plan’s net assets at December 31, 2010 and 2009 is as follows:

Fair value at
Investment	December 31, 2010
amounts in thousands
Liberty Interactive Stock	$24,690
Liberty Capital Stock	$19,823
Liberty Starz Stock	$14,727
Fidelity Retirement Money Market Fund	$12,587
Fidelity Freedom 2020 Fund	$10,962
Fidelity Freedom 2030 Fund	$10,857
Fidelity Spartan 500 Index Inv	$10,619

Fair value at
Investment	December 31, 2009
amounts in thousands
DIRECTV Stock Fund	$20,489
Liberty Interactive Stock Fund	$12,774
Fidelity Retirement Money Market Fund	$12,010
Fidelity Freedom 2020 Fund	$9,112
Fidelity Spartan International Index Fund	$8,513
Fidelity Freedom 2030 Fund	$8,509
Fidelity Spartan US Equity Index Inv	$8,351

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

During the years ended December 31, 2010 and 2009, the Liberty Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2010	2009
	amounts in thousands

Liberty Entertainment Stock Fund	$—	12,386
Liberty Capital Stock (a)	11,908	5,232
Liberty Interactive Stock (a)	6,821	9,081
New LEI Stock Fund	—	223
Liberty Starz Stock (a)	3,308	(273)
DIRECTV Stock Fund	2,581	915
Discovery Holding Stock Fund	—	3,709
Mutual funds and Brokeragelink accounts	12,696	17,856
	$37,314	49,129

(a)          As discussed in footnote 1, these investments were previously held in unitized funds but were converted to actual shares during the current year.

(4)                                  Related Party Transactions

Certain plan investments are shares of registered investment companies managed by the Trustee.  Therefore, these transactions qualify as party-in-interest.

(5)                                  Settlement Funds Received

During 2010, the Plan received several checks reflecting settlement amounts (totaling approximately $803,000) resulting from certain class action securities cases involving the employer securities held in the Plan due to a class action case brought in 1999.  Because the Plan was previously part of a much larger 401(k) plan that was split up into separate plans in 1999, a significant portion of those settlement funds received by the Plan are attributable to other 401(k) plans.  The Administrator has calculated and recorded as a liability an allocation of the portion of the settlement funds to those other plans of approximately $772,000, retaining in the Plan only that portion of the settlement funds that properly is due to the Plan of approximately $31,000.

Such amounts will be allocated to participant accounts in 2011 as provided under applicable Department of Labor guidance.

(6)                                  Subsequent Events

During the second quarter of 2010, the Company announced that its board of directors has authorized its management to proceed with a plan to separate the Capital and Starz tracking stock groups from the Interactive tracking stock group (the “proposed Split-Off”).

The proposed Split-Off will be effected by the redemption of all the outstanding shares of Liberty Capital tracking stock and Liberty Starz tracking stock in exchange for shares in Liberty CapStarz, Inc.. Liberty CapStarz, Inc. will hold all the assets and be subject to all the liabilities attributed to the Liberty Capital and Liberty Starz tracking stock groups.  The common stock of Liberty CapStarz, Inc. will be divided into two tracking stock groups, one tracking assets that are currently attributed to the Liberty Capital group (“CapStarz Liberty Capital”) and the other tracking assets that are currently attributed to the Liberty Starz group (“CapStarz Liberty Starz”). In the redemption, in

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

each case on a one for one basis, holders of Liberty Capital common stock will receive shares of CapStarz Liberty Capital common stock and holders of Liberty Starz common stock will receive shares of CapStarz Liberty Starz common stock. After the redemption, Liberty CapStarz, Inc. and Liberty Media will be separate public companies.

The proposed Split-Off is intended to be tax-free to stockholders of Liberty and its completion will be subject to various conditions including the continued validity of an IRS private letter ruling that was issued to Liberty Media in connection with the proposed split-off, the opinions of tax counsel and required governmental approvals. On May 23, 2011 Liberty received the necessary votes of (i) a majority of the voting power of the outstanding shares of Liberty Capital tracking stock and (ii) a majority of the voting power of the outstanding shares of Liberty Starz tracking stock, in each case, present and voting, as a separate class, at a meeting called to consider the redemption, to effect the proposed Split-Off. On August 6, 2010, Liberty announced that it had filed suit in the Delaware Court of Chancery against the trustee under the indenture governing the public indebtedness issued by Liberty.  The lawsuit was filed in response to allegations made by a law firm purporting to represent a holder with a large position in this public indebtedness. The lawsuit seeks a declaratory judgment by the court that the proposed split-off will not constitute a disposition of “all or substantially all” of the assets of Liberty, as those terms are used in the indenture, as well as related injunctive relief.  During the second quarter of 2011, Liberty Media received a favorable ruling in its case against the trustee which was subsequently appealed.  Resolution of the subject matter of this lawsuit, through a final non-appealable judgment, is a condition to Liberty Media completing the proposed split-off. Subject to the satisfaction of the conditions described above, Liberty Media intends to complete the proposed split-off in the second or third quarter of 2011.

In relation to the proposed Split-Off, immediately prior to the Split-Off, the Liberty Media 401(k) Savings Plan will be assigned to Liberty CapStarz, Inc. and Liberty CapStarz, Inc. will accept such assignment and will become the sponsor and administrator of the Plan.

Schedule 1

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue	Description of investment including par value	Current value at December 31, 2010
		amounts in thousands
Liberty Capital Stock	Series A common stock, par value $0.01 per share	$19,823

Liberty Interactive Stock	Series A common stock, par value $0.01 per share	24,690

Liberty Starz Stock	Series A common stock, par value $0.01 per share	14,727

ALLIANZ NFJ Small Cap Value Institutional	Mutual fund	7,168

American Funds Growth Fund of America R4	Mutual fund	5,641

Baron Growth Fund	Mutual fund	9,886

Davis NY Venture A	Mutual fund	4,315

Dodge & Cox Stock Fund	Mutual fund	9,551

Fidelity Low-Priced Stock Fund	Mutual fund	6,079

Fidelity Retirement Money Market	Mutual fund	12,587

Fidelity Spartan 500 Index Inv	Mutual fund	10,619

Fidelity Spartan International Index Fund	Mutual fund	8,603

Fidelity US Treasury Money Market	Mutual fund	1,466

PIMCO High Yield— Administrative Class	Mutual fund	4,505

PIMCO Total Return — Administrative Class	Mutual fund	8,038

Thornburg International Value R5	Mutual fund	8,945

Vanguard Inflation — Protected Securities Admin	Mutual fund	1,276

Fidelity Freedom Income Fund	Mutual fund	1,521

Fidelity Freedom 2000 Fund	Mutual fund	569

Fidelity Freedom 2010 Fund	Mutual fund	2,454

Fidelity Freedom 2020 Fund	Mutual fund	10,962

Fidelity Freedom 2030 Fund	Mutual fund	10,857

Fidelity Freedom 2040 Fund	Mutual fund	7,191

Fidelity Freedom 2050 Fund	Mutual fund	1,068

Brokerage Link Accounts	Brokerage Option	6,285

Participant loans	Interest rates ranging from 4.25% to 9.25% with maturity dates through December 2015	2,269
		$201,095

All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest to the Liberty Plan.  Liberty Media LLC is the plan sponsor, which is a party-in-interest to the Liberty Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report -

23.1-Consent of KPMG LLP